Exhibit 99.7

FORM OF LETTER TO CLIENTS

RIGHTS OFFERING FOR SHARES

OF COMMON STOCK

OF

DREAMS, INC.

[                    ], 2005

To Our Clients:

We are enclosing for your consideration a Prospectus dated [                    ], 2005 (the “Prospectus”), describing the issuance to shareholders of record of Dreams, Inc. (the “Company”) on [                    ], 2005 (the “Record Date”), of non-transferable subscription rights (“Rights”) which may be exercised to purchase, at the Subscription Price (as defined below), two shares of the Company’s common stock (the “Common Stock”) for each share of the Company’s Common Stock that you owned on the Record Date.

Your attention is directed to the following:

•	Each of the Company’s shareholders will receive one (1) Right to purchase two shares of the Company’s Common Stock for each share of Common Stock that such shareholder held as of the Record Date. This is referred to as the “Basic Subscription Right.”

•	The Rights are non-transferable and will not be listed for trading on any stock exchange.

•	Basic Subscription Right: One Right will entitle the holder to purchase two shares of the Company’s Common Stock at the Subscription Price of $0.03 per share ($0.06 per two shares) (the “Subscription Price”). In order for a holder of Rights to be able to exercise his or her Over-Subscription Right, that holder must exercise his or her Basic Subscription Right in full.

•	Over-Subscription Right: Any holder of Rights who fully exercises all Rights held by him or her under the Basic Subscription Right is entitled to subscribe, at the Subscription Price, for shares that were not otherwise subscribed for by other shareholders under their Basic Subscription Rights. In the event that, as a result of the exercise of Basic and Over-Subscription rights by the Company’s shareholders, the Rights Offering is over-subscribed, the Company will allocate the available shares among shareholders who over-subscribed pro rata based on the total number of shares purchased by such over subscribing shareholders through the exercise of their Basic Subscription Rights. If a shareholder requests and pays for more shares than are allocated to such shareholder, the Company will refund that overpayment, without interest, as soon as practicable., as more fully described in the Prospectus.

•	The expiration date of the Rights offering is 5:00 p.m., Mountain Standard Time, on [ ], 2005, unless extended by the Company in its sole discretion (the “Expiration Date”).

Since we are the holder of record of the shares of the Company’s Common Stock held in your account, we have received your non-transferable Rights. We will exercise or sell your Rights only in accordance with your instructions. IF YOU DO NOT GIVE US YOUR INSTRUCTIONS, YOUR RIGHTS WILL BECOME VALUELESS AFTER THE EXPIRATION DATE.

Your Rights will expire as of the Expiration Date. Therefore if you would like to participate and exercise your Rights for the purchase of shares of the Company’s Common Stock, please forward your instructions to us immediately by completing the enclosed Beneficial Owner Election Form.